Exhibit 99.1

XP Inc.

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP 04551- 065, Brazil on October 18, 2022 at 10:00 am (BRT).

The AGM will be held at the offices of the Company in accordance with Cayman Islands law, but given the situation of COVID-19, and in light of potential public measures to contain the pandemic, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the AGM in a virtual form. The details of how to participate virtually at the AGM are set out in the accompanying proxy card.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	To resolve, as an ordinary resolution, the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2021 in the form presented at the AGM, be approved and ratified.

2	To resolve, as an ordinary resolution, Ms. Cristiana Pereira be appointed as a director of the Company to serve in accordance with the amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”) of the Company.

3	To resolve, as an ordinary resolution, that a sufficient number of Class A Common Shares be re-designated as Class B Common Shares to reset the authorized share capital of the Company as US$35,000 divided into 3,500,000,000 shares of a nominal or par value of US$0.00001 each which, at the date on which this Memorandum becomes effective, comprise (i) 2,000,000,000 Class A Common Shares; (ii) 1,000,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 500,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company, by the re-designating of a sufficient number of authorized but unissued Class A Common Shares as Class B Common Shares to achieve such authorized share capital.

4	To resolve, as a special resolution, that the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of the AGM.

The current Memorandum and Articles of Association contain a conversion rebalancing provision which provides that in the event that Class B Common Shares are converted into Class A Common Shares, the authorised share capital of the Company would be automatically changed by the increase of the authorised Class A Common Shares and the corresponding decrease of the authorised Class B Common Shares. This is to ensure that there is always a sufficient number of authorised Class A Common Shares to facilitate a conversion of Class B Common Shares into Class A Common Shares. As a result of a number of such conversions that have occurred since the adoption of the current Memorandum and Articles of Association, the authorised share capital has changed and for administrative reasons and to simplify the conversion process moving forwards, the Company proposes resolutions 3 and 4 to reset the authorised share capital to the starting values and replace conversion rebalancing provision in the Memorandum and Articles of Association with a requirement that the directors of the Company shall ensure that there are always a sufficient number of Class A Common Shares available for issuance in connection with the conversion of any issued and outstanding Class B Common Shares. The suggestion is therefore that the final paragraph of Article 5.5(b) be replaced by alternatively providing that the Directors shall ensure that there are always a sufficient number of authorised but unissued Class A Common Shares available for issuance in connection with a conversion of any issued and outstanding Class B Common Shares. Based on the current number of Class A Common Shares and Class B Common Shares currently in issue, there is a significant amount of authorized but unissued Class A Common Shares (or “headroom”) available for the issuance of additional Class A Common Shares (the number of authorized Class A Common Shares being more than four times the number of Class A Common Shares in issue), including to accommodate the conversion of all Class B Common Shares in issue, and the Company therefore does not foresee there being any issues with complying with the proposed amendment in the Second Amendment and Restated Memorandum and Articles of Association. The current Memorandum and Articles of Association will otherwise be unamended as part of the adoption of the Second Amended and Restated Memorandum and Articles of Association and continue on the current terms.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on September 19, 2022 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By Order of the Board of Directors

/s/ Guilherme Benchimol
Name:	Guilherme Benchimol
Title:	Director
Dated:	October 4, 2022

Registered Office:

c/o Maples Corporate Services Limited PO Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	Each Class A Common Share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Common Share shall entitle the holder to ten (10) votes on all matters subject to a vote at general meetings of the Company.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	No business shall be transacted at the AGM unless a quorum is present. As set out in the Memorandum and Articles of Association of the Company, one or more shareholders holding not less than 50% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

Schedule

Cristiana Pereira

Cristiana Pereira is an independent member of our board of directors and chairperson of our audit committee, positions she has held since June 2022. She has been a partner and founder at ACE Governance since March 2018, member of the Board and the Compensation Committee at Maestro Locadora de Veículos S.A. since June 2020, coordinator of the Audit Committee at CERC S.A. since October 2021, Coordinator of the Governance Committee and member of the Board at CESAR – Centro de Estudos e Sistemas Avançados do Recife since July 2020, and member of the Board at ARCO ILP S.A. since August 2020. Previously, she was member of Fiscal Council of Bradesco S.A. from March 2020 to May 2022 member of the Board of the HBS Alumni Angels of Brazil, from 2017 to 2020, member of the Consultative Board of the Association of Public Companies in Brazil – ABRASCA from December 2015 to November 2017, member of the Consultative Board of Association of Venture Capital and Private Equity – ABVCAP from December 2015 to November 2017. From June 2010 to November 2017, she was Managing Director of Listings and Issuer Development at B3 S.A. – Brasil, Bolsa, Balcão. Ms. Pereira holds an MBA from Harvard Business School (2004), a master’s degree from Fundação Getulio Vargas (1997) and a bachelor’s degree in Economics from State University of Campinas – UNICAMP (1992).

Annex

Second Amended and Restated Memorandum and Articles of Association

Shareholders are directed to the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ to access the Second Amended and Restated Memorandum and Articles of Association.